UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04013V108

(CUSIP Number)

Monica J. Shilling, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) on May 1, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on June 26, 2013 (“Amendment No.1” and, together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ares Commercial Real Estate Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One North Wacker Drive, 48th Floor, Chicago, Illinois 60606.

This Amendment No. 2 is being filed to report that, as a result of pro rata in kind distributions made by the Reporting Persons to their respective members for no additional consideration (the “Distribution”), the Reporting Persons no longer own any shares of Common Stock.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D or Amendment No. 1. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D and Amendment No. 1, as the case may be.

Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D.  If a Reporting Person becomes the beneficial holder of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Securities Act of 1933, such Reporting Person will file a new Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 is amended by adding the following:

On December 23, 2013, the Reporting Persons made the Distribution and as a result, the Reporting Persons do not own any shares of Common Stock.  As noted above, this Schedule 13D reports that the Reporting Persons’ beneficial ownership in the Issuer has declined below 5% and that their obligation to file additional amendments to Schedule 13D has terminated.

Item 5.        Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)           See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)           See items 7 through 10 of the cover pages hereto, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           On December 23, 2013, the Reporting Persons effected the Distribution. Upon completion of the Distribution, the Reporting Persons beneficially owned no shares of Common Stock.

(d)           Not applicable.

(e)           December 23, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2013	ARES INVESTMENTS HOLDINGS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES INVESTMENTS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory